UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM SD

Specialized Disclosure Report

____________________

EXTREME NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation of organization)	77-0430270 (I.R.S. Employer Identification No.)

6480 Via Del Oro, San Jose, California	95119
(Address of registrant’s principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code

(408) 579-2800

_________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

The Conflict Minerals Report of the registrant is filed as Exhibit 1.01 to this report on Form SD. The Conflict Minerals Report is available on our website on the SEC Filings page of the Investor Relations section of our website at www.ExtremeNetworks.com.  The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

See Item 1.01.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report of Registrant, dated May 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXTREME NETWORKS INC.

Date:	May 31, 2018	By:	/s/ B. DREW DAVIES
B. Drew Davies
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report of Registrant, dated May 31, 2018.

4